UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

AUDIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05070J102

(CUSIP Number)

Thomas G. Jackson, Esq.

Senior Vice President,

General Counsel & Secretary

Knowles Corporation

1151 Maplewood Drive

Itasca, Illinois 60143

(630) 250-5100

with a copy to:

Paul L. Choi, Esq.

Jennifer F. Fitchen, Esq.

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05070J102

1	Name of reporting person KNOWLES CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,964,073 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,964,073 (1)
12	Check box if aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.20%(2)
14	Type of reporting person (see instructions) CO

(1)	The shares of Common Stock, par value $0.001 per share (“Common Stock”), of Audience, Inc., a Delaware corporation (“Audience” or the “Issuer”), covered by this item may be deemed beneficially owned by Knowles Corporation, a Delaware corporation (“Knowles”), under Tender and Support Agreements, dated as of April 29, 2015 (the “Tender Agreements”), between Knowles and certain stockholders of the Issuer (the “Stockholders”), obligating the Stockholders to vote such shares in accordance with the terms of the Tender Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Knowles that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The percentage used herein is calculated based on 23,407,088 shares of Common Stock outstanding as of March 31, 2015, as set forth in the Issuer’s First Amendment to its Annual Report on Form 10-K for the year ended December 31, 2014.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, par value $0.001 per share, of the Issuer. The principal executive offices of the Issuer are located at 331 Fairchild Drive, Mountain View, California 94043.

Item 2.	Identity and Background.

This statement is being filed by Knowles Corporation, whose principal business address is 1151 Maplewood Drive, Itasca, Illinois 60143.

Knowles is a market leader and global supplier of advanced micro-acoustic solutions and specialty components serving the mobile communications, consumer electronics, medical technology, military, aerospace and industrial markets. Knowles has a leading position in micro-electro-mechanical systems microphones, speakers and receivers which are used in smartphones, tablets and mobile handsets.

(a)-(c); (f) The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each of the directors and executive officers of Knowles is set forth in Schedule I hereto.

(d)-(e) During the last five years, neither Knowles nor, to the knowledge of Knowles, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below.

The Stockholders entered into the Tender Agreements as a material condition and inducement to the willingness of Knowles to enter into the Merger Agreement (as defined below). The shares of Common Stock to which this statement relates have not been purchased by Knowles and no funds were expended in connection with the execution of the Tender Agreements.

Item 4.	Purpose of Transaction.

(a)-(j) On April 29, 2015, Knowles entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Orange Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Knowles (“Merger Sub”), which contemplates the acquisition by Knowles, through Merger Sub, of Audience in a two-step transaction comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of Audience common stock (the “Offer”), followed by a merger of Merger Sub with and into Audience (the “Merger”).

In the Offer, each Audience stockholder who participates in the Offer will receive consideration in the form of $2.50 per share in cash and validly issued, fully paid and nonassessable shares of common stock of Knowles equal to the quotient, subject to adjustment for stock splits, stock dividends and similar events, obtained by dividing $2.50 by an amount equal to the volume weighted average of the sale prices for the common stock of Knowles (the “Closing Date Average Price”) on each of the 10 consecutive trading days ending on and including the second trading day prior to the expiration of the Offer; provided that the value of the Closing Date Average Price may not exceed $23.35 nor be less than $18.16.

The Merger Agreement provides that Merger Sub will commence the Offer as soon as reasonably practicable after the date of the Merger Agreement and in any event within fifteen business days after the date of the Merger Agreement. The obligation of Merger Sub to accept for exchange and deliver consideration for shares of Audience common stock validly tendered in the Offer (and not validly withdrawn) is subject to a number of conditions set forth in the Merger Agreement, including (i) the condition that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer shares of common stock of Audience which, when added to such shares owned by Knowles and its subsidiaries, represent at least a majority of (x) the total number of shares of Audience common stock outstanding as of the expiration of the Offer, including such shares subject to restricted stock units of Audience and such shares deemed issued pursuant to Audience’s employee stock purchase plan, plus (y) the aggregate number of shares of Audience common stock issuable to holders of options to purchase shares of common stock of Audience from which Knowles has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of options to purchase shares of common stock of Audience); provided that for purposes of determining whether such condition has been satisfied, shares of Audience common stock tendered in the Offer pursuant to guaranteed delivery procedures shall be excluded; and (ii) other conditions set forth in Annex II to the Merger Agreement, including that five of six specified key employees have employment arrangements with Knowles, Audience or an Affiliate in full force and effect as of the closing of the Merger.

The Merger Agreement contains representations, warranties and covenants of Knowles, Merger Sub and Audience. These covenants include an obligation of Audience to, subject to certain exceptions, conduct its operations in the ordinary course of business from the date of the Merger Agreement through the Effective Time (as defined in the Merger Agreement), and for each of the parties to, subject to certain exceptions, use reasonable best efforts to cause the Merger to be consummated.

The Tender Agreements provide that the signatories thereof will tender their Audience common stock in the Offer and, if necessary, will vote any remaining shares that they own for the Merger. The Tender Agreements terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms and to the extent any amendment or change to the Merger Agreement or the Offer is effected without the Stockholder’s consent that decreases the amount, or changes the form or (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) timing, of consideration payable to all of the stockholders of Audience pursuant to the terms of the Merger Agreement, or that imposes conditions to the Offer in addition to those conditions to the Offer set forth in the Merger Agreement or modifies such conditions in a manner adverse to the stockholders of Audience.

The foregoing description of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender Agreement and is incorporated into this Current Report by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Knowles may be deemed to be the beneficial owner of an aggregate of 4,964,073 shares of Common Stock in connection with the Tender Agreements. Pursuant to the obligations of the Stockholder under the Tender Agreement, Knowles may be deemed to have shared power to vote up to an aggregate of 4,964,073 shares of Common Stock in favor of the approval of the Merger Agreement, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, Knowles may be deemed to be the beneficial owner of an aggregate of 4,964,073 shares of Common Stock. Based on 23,407,088 shares of Common Stock outstanding as of March 31, 2015, as set forth in the Issuer’s First Amendment to its Annual Report on Form 10-K for the year ended December 31, 2014, Knowles may be deemed to beneficially own approximately 21.20% of the issued and outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Knowles that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of Knowles, none of the persons listed in Schedule I hereto is the beneficial owner of any shares of Common Stock.

(c) Except as described in Item 4 hereof or as listed in Schedule I hereto, no transactions in the Common Stock were effected by Knowles, or, to the knowledge of Knowles, any of the persons listed in Schedule I hereto, during the past sixty (60) days.

(d) Knowles has no right to receive dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the knowledge of Knowles, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 or listed in Schedule I hereto, or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01	Agreement and Plan of Merger by and among Audience, Inc., Knowles Corporation and Orange Subsidiary, Inc., dated as of April 29, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Knowles with the SEC on April 30, 2015).

Exhibit 1.02	Form of Tender Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Knowles with the SEC on April 30, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 11, 2015	Knowles Corporation

	By:	/s/ Thomas G. Jackson
Thomas G. Jackson
Senior Vice President, General Counsel & Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF KNOWLES

Each person’s business address is c/o Knowles Corporation, 1151 Maplewood Drive, Itasca, Illinois 60143.

Name	Principal Occupation
Directors(1)

Robert W. Cremin	Chairman of the Board of Directors of Dover Corporation

Didier Hirsch(2)	Senior Vice President and Chief Financial Officer of Agilent Technologies, Inc.

Ronald Jankov	Former Senior Vice President and General Manager of a division of Broadcom Corp.

Jean-Pierre M. Ergas	Private Investor

Donald Macleod	Former Chief Executive Officer of National Semiconductor Corporation

Jeffrey S. Niew	Chief Executive Officer, Knowles Corporation

Keith L. Barnes	Private Investor

Richard K. Lochridge	Former President of Lochridge & Company, Inc.

Executive Officers(1)

John S. Anderson	Senior Vice President & Chief Financial Officer, Knowles Corporation
Michael A. Adell	Co-President, Mobile Consumer Electronics - Microphones, Knowles Corporation

Daniel J. Giesecke	Senior Vice President & Chief Operating Officer, Knowles Corporation

Christian U. Scherp(3)	Co-President, Mobile Consumer Electronics — Speakers & Receivers, Knowles Corporation

Gordon A. Walker	Co-President, Specialty Components — Acoustics & Hearing Health

David W. Wightman	Co-President, Specialty Components — Precision Devices

Alexis Bernard(4)	Senior Vice President & Chief Technology Officer

Raymond D. Cabrera	Senior Vice President, Human Resources & Chief Administrative Officer

Thomas G. Jackson	Senior Vice President, General Counsel & Secretary

James F. Wynn	Senior Vice President, Global Supply Chain

Paul M. Dickinson	Senior Vice President, Corporate Development

(1)	Except where otherwise noted, all directors and executive officers are citizens of the United States.

(2)	Mr. Hirsch is a citizen of France.

(3)	Mr. Scherp is a citizen of Germany.

(4)	Mr. Bernard is a citizen of Belgium.